                                                            --------------------------
                                                            OMB APPROVAL
                                                            OMB Number:      3235-0145
                                  UNITED STATES             Expires:  October 31, 2002
                       SECURITIES AND EXCHANGE COMMISSION   Estimated average burden
                             Washington, D.C. 20549         hours per response...14.90
                                                            --------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendments No. 2)*


                              SI Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    783978109
                      ------------------------------------
                                 (CUSIP Number)


                                Kenneth D. Heller
 Cannell Capital, LLC, 2500 18th Street, San Francisco, CA 94110 (415) 229-8117
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications


                                  June 26, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.


SEC 1746 (2-98)                  Page 1 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Cannell Capital, LLC

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     California, USA..................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power        524,000..........................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power        524,000......................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    524,000 .......................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  14.6%................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 IA.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 2 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) OO.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     USA..............................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power        524,000..........................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power        524,000......................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    524,000 .......................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  14.6%................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 IN.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 3 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Cuttyhunk Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Bermuda..........................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power        404,560..........................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power        404,560......................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    404,560 .......................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  11.3%................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 CO.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 4 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      The Anegada Fund Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power        119,440..........................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power        119,440......................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    119,440 .......................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  3.3%.................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 PN.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 5 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Canal Limited

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Cayman Islands...................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power     0...................................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power     0...............................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    0..............................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  .....................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 CO.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 6 of 16 pages

CUSIP No.  783978109

   1. Name of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      Tonga Partners, L.P.
      94-3164039

--------------------------------------------------------------------------------

   2. Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  |X|..................................................................
           ---------------------------------------------------------------------

      (b)  |_|..................................................................
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

   3. SEC Use Only..............................................................
                  --------------------------------------------------------------
--------------------------------------------------------------------------------

   4. Source of Funds (See Instructions) WC.....................................
                                         ---------------------------------------
--------------------------------------------------------------------------------

   5. Check if Disclosure of Legal Proceeding Is Required Pursuant to
      Items 2(d) or 2(e)........................................................
                        --------------------------------------------------------
--------------------------------------------------------------------------------

   6. Citizenship or Place of Organization     Delaware, USA....................
                                            ------------------------------------
--------------------------------------------------------------------------------

              7.    Sole Voting Power     0   ..................................
Number of                              -----------------------------------------
Shares        ------------------------------------------------------------------
Beneficially  ------------------------------------------------------------------
Owned by      8.    Shared Voting Power     0...................................
Each                                     ---------------------------------------
Reporting     ------------------------------------------------------------------
Person With:  9.    Sole Dispositive Power    0   ..............................
                                           -------------------------------------
              ------------------------------------------------------------------
              10.  Shared Dispositive Power     0...............................
                                             -----------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

   11. Aggregate Amount Beneficially Owned by Each Reporting
       Person    0..............................................................
               -----------------------------------------------------------------

   12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
       (See Instructions)       ................................................
                         -------------------------------------------------------

   13. Percent of Class Represented by Amount in Row (11)  0%...................
                                                          ----------------------
--------------------------------------------------------------------------------

   14. Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

 PN.............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------

   .............................................................................
--------------------------------------------------------------------------------


                                 Page 7 of 16 pages

CUSIP No.  783978109                                                Page 8 of 16
           --------------




Item 1   Security and Issuer

         This statement relates to Common Stock, $0.01 par value per share ("Common Stock"), issued by SI Technologies, Inc., a Delaware Corporation ("SI"). The address of the principal executive offices of SI is 14192 Franklin Avenue, Tustin, CA 92780.



Item 2   Identity and Background

         Name: Cannell Capital, LLC ("Adviser")
         Place of Organization: California, USA
         Principal Business: Investment Adviser
         Address: 2500 18th Street, San Francisco, CA 94110
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: The Cuttyhunk Fund Limited ("Cuttyhunk")
         Place of Organization: Bermuda
         Principal Business: Investment
         Address: 73 Front Street, Hamilton, Bermuda HM 12
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: The Anegada Fund Limited ("Anegada")
         Place of Organization: Cayman Islands
         Principal Business: Investment
         Address: c/o Goldman Sachs (Cayman) Trust, Limited, 2nd Floor, Harbour Centre, George Town, Cayman Islands, BWI
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None

         Name: J. Carlo Cannell
         Address: 2500 18th Street, San Francisco, CA 94110
         Criminal Proceedings: None
         Applicable Civil, Judicial or Administrative Proceedings: None
         Citizenship: United States

         J Carlo Cannell is the controlling and managing member of Adviser. Adviser serves as investment adviser to both Cuttyhunk and Anegada.

         Tonga Partners, L.P., a Delaware limited partnership, no longer holds any Common Stock of SI and is no longer a Reporting Person.

         Canal Limited, a company organized under the laws of the Cayman Islands, is no longer advised by Adviser and, therefore, is no longer a member of the

CUSIP No.  783978109                                                Page 9 of 16
           --------------



         group. However, Canal Limited sold all of its Common Stock previously reported prior to ending the advisory relationship with Adviser.

Item 3   Source and amount of Funds or other Consideration

         The aggregate amount of funds used by Cuttyhunk to purchase 404,560 shares of Common Stock owned by it was approximately $1,761,640. Such amount was derived from working capital.

         The aggregate amount of funds used by Anegada to purchase 119,440 shares of Common Stock owned by it was approximately $328,603. Such amount was derived from working capital.

Item 4   Purpose of Transaction

         The Common Stock was originally purchased by the Reporting Persons for passive investment purposes.

         The Adviser has concerns regarding the business prospects of the SI and is reviewing the alternatives, on behalf all Reporting Persons. The Adviser intends to closely monitor developments relating to and affecting SI.

         The Adviser intends to recommend to SI that the company seek an extraordinary corporate transaction, such as a merger, or a sale of a material amount of the company's assets. (A copy of this letter is attached as an Exhibit A)

         Subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise.

         Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5   Interest in Securities of the Issuer

         (a) As of June 26, 2001, the Reporting Persons directly or indirectly beneficially owned 524,000 shares, or 14.6%, of Common Stock of SI (the approximate of the shares of Common Stock owned is based on 3,579,935 shares of common stock outstanding by SI on June 14, 2001 according to SI's Form 10-Q Report for the quarter ended April 30, 2001.

            (1) Cuttyhunk owned 404,360 shares (11.3%)

            (2) Anegada owned 119,440 shares (3.3%)

CUSIP No.  783978109                                               Page 10 of 16
           --------------



         (b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Amendment No. 2 to the Schedule D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

         (c) A list of transactions since the last 13D filing on Feb. 11, 2000.

--------------------------------------------------------------------------------
     Party           Date      Amount Bought    Price per     Where & How
                                   (Sold)         Share        Effected
--------------------------------------------------------------------------------
Tonga
Partners, LP    04/17/2000  (80,000) warrants              0   Expired
--------------------------------------------------------------------------------
Canal Limited   03/15/2000            (2,600)          3.875   Open market
--------------------------------------------------------------------------------
Canal Limited   03/17/2000            (7,000)            4.0   Open market
--------------------------------------------------------------------------------
Canal Limited   04/27/2000           (12,700)           1.86   Open market
--------------------------------------------------------------------------------
Canal Limited   05/01/2000           (15,600)           1.91   Open market
--------------------------------------------------------------------------------
Canal Limited   05/02/2000            (1,000)            2.0   Open market
--------------------------------------------------------------------------------
Canal Limited   06/09/2000            (3,100)           2.23   Open market
--------------------------------------------------------------------------------
Canal Limited   06/12/2000            (6,100)           2.17   Open market
--------------------------------------------------------------------------------
Canal Limited   06/13/2000            (1,200)           2.05   Open market
--------------------------------------------------------------------------------
Canal Limited   06/14/2000            (9,600)           2.04   Open market
--------------------------------------------------------------------------------
Canal Limited   06/15/2000            (5,000)           2.48   Open market
--------------------------------------------------------------------------------
Canal Limited   06/21/2000            (1,100)          2.176   Open market
--------------------------------------------------------------------------------
Canal Limited   06/22/2000           (10,000)           2.16   Open market
--------------------------------------------------------------------------------
Canal Limited   06/26/2000            (6,680)         2.1684   Open market
--------------------------------------------------------------------------------
Canal Limited   07/11/2000           (20,100)           2.09   Open market
--------------------------------------------------------------------------------
Canal Limited   07/12/2000           (11,100)           1.98   Open market
--------------------------------------------------------------------------------
Canal Limited   07/13/2000           (87,120)            2.0   Open market
--------------------------------------------------------------------------------
Anegada         04/28/2000           (10,100)           1.98   Open market
--------------------------------------------------------------------------------
Anegada         11/13/2000            (9,400)           1.55   Open market
--------------------------------------------------------------------------------
Anegada         11/14/2000           (18,400)          1.475   Open market
--------------------------------------------------------------------------------
Anegada         11/15/2000            (1,900)           1.39   Open market
--------------------------------------------------------------------------------
Anegada         12/08/2000            (1,700)            1.5   Open market
--------------------------------------------------------------------------------
Anegada         12/13/2000            (3,000)          1.325   Open market
--------------------------------------------------------------------------------
Anegada         12/15/2000           (21,100)           1.24   Open market
--------------------------------------------------------------------------------
Anegada         12/18/2000            (1,100)           1.26   Open market
--------------------------------------------------------------------------------
Anegada         12/19/2000            (1,500)          1.105   Open market
--------------------------------------------------------------------------------
Anegada         12/20/2000            (1,500)          1.105   Open market
--------------------------------------------------------------------------------
Anegada         12/21/2000            (2,000)           1.19   Open market
--------------------------------------------------------------------------------
Anegada         12/29/2000            (2,000)          1.355   Open market
--------------------------------------------------------------------------------
Anegada         01/05/2001            (5,000)         1.2925   Open market
--------------------------------------------------------------------------------
Anegada         01/09/2001            (1,700)         1.3125   Open market
--------------------------------------------------------------------------------
Cuttyhunk       04/17/2000           (80,000)              0   Expired
                                     warrants
--------------------------------------------------------------------------------
Cuttyhunk       07/13/2000             87,120            2.0   Open market
--------------------------------------------------------------------------------
Cuttyhunk       11/14/2000           (40,000)          1.475   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/08/2000            (6,000)            1.5   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/13/2000            (6,800)          1.325   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/18/2000            (4,000)           1.26   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/19/2000            (7,000)          1.105   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/20/2000            (4,500)          1.105   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/21/2000            (7,300)           1.19   Open market
--------------------------------------------------------------------------------
Cuttyhunk       12/29/2000            (5,000)          1.355   Open market
--------------------------------------------------------------------------------
Cuttyhunk       01/09/2001            (1,800)         1.3125   Open market
--------------------------------------------------------------------------------

CUSIP No.  783978109                                               Page 11 of 16
           --------------



         (d) Not Applicable

         (e) Anegada ceased to be a beneficial owner of more than 5% of Common Stock in November 2000. Canal Limited ceased to be a beneficial owner of more than 5% of Common Stock in May of 2000.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         J. Carlo Cannell makes voting and dispositive decisions for the Adviser, Cuttyhunk, and Anegada.

Item 7   Material to Be Filed as Exhibits

         (A) Letter to Mr. Ralph Crump, Chairman of SI.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 28, 2001
                                  J. Carlo Cannell

                                  /s/ J. Carlo Cannell
                                  ----------------------------------------------
                                  J. Carlo Cannell


                                  Cannell Capital, LLC

                                  /s/ J. Carlo Cannell
                                  ----------------------------------------------
                                  J. Carlo Cannell, Managing Member


                                  The Anegada Fund, Limited

                                  /s/ J. Carlo Cannell
                                  ----------------------------------------------
                                  J. Carlo Cannell, Managing Member
                                  Cannell Capital, LLC, Investment Adviser


                                  The Cuttyhunk Fund Limited

                                  /s/ J. Carlo Cannell
                                  ----------------------------------------------
                                  J. Carlo Cannell, Managing Member
                                  Cannell Capital, LLC, Investment Adviser

Exhibit A
---------


                               CANNELL CAPITAL LLC
                                2500 18th Street
                             San Francisco, CA 94110
                                      ----
                    Tel: (415) 229-8115; Fax: (415) 229-8139
                               info@cannellcap.com


                                                                   June 27, 2001



      Mr. Ralph Crump
      Chairman
      SI Technology Inc.
      14192 Franklin Avenue
      Tustin, CA 92780


      Dear Mr. Crump:

      As you know, accounts for which Cannell Capital LLC ("CC") serves as fiduciary have been the largest shareholders of SI Technology ("SISI") since April, 1998. Given CC's ethical and legal responsibilities to such accounts, I am writing today to register our grievances with the behavior exhibited by you and your fellow Board members of SISI toward your shareholders.

      CC has been in business since summer of 1992 and I have analyzed businesses for investment purposes for 18 years. It is my opinion that SISI is a casebook example of how to destroy shareholder wealth. Let us review the timeline.

      April 17, 1998
      Cannell Capital Management, the pre-cursor to Cannell Capital LLC, purchases 799,680 shares and a warrant to buy 160,000 shares at $8.00 per share until April 17, 2000. The two owners and the amounts invested are as follows:

         Tonga Partners LP    $2 million
         Cuttyhunk Fund Ltd.  $2 million

      May 15, 1998
      Following upon the closing of the offering, SISI sends to CC "Acquisition Pro Forma" forecasts as follows:

         (FY July)          1998        1999
         ------------------------------------
         Revenues           $20.6 M     66.0 M
         Operating Profit   2.3         5.9
         Net income         0.9         2.1

      June 17, 1998
      Rick A. Beets ("RAB"), CEO of SISI, provides RJ Falkner and Co., a Colorado "Investment Research and Financial Communications" company which is paid by SISI to publish research, the following forecasts for SISI:

Exhibit A
---------



                                            Operating   Net
             (FY July)    Revenues          Profit      Income
             -------------------------------------------------
             1998         $21.0 M           2.3 M       0.95 M
             1999         47.5              5.2         1.8

      February 12, 2000
      RAB makes the following revenue ($ Million) forecast for SISI at the annual "growth" conference of Cruttenden Roth, an Irvine, CA investment bank:

             (FY July)    Forecast    Actual
             -------------------------------
             2000         $140-175    41.3
             2001         $280-350    (1)

      March 17, 1999
      SISI releases results for the second quarter of Fiscal Year 1999 ended January 31, 1998 as follows:

             Revenues             $10.8 Million
             Operating Profit     $0.7
             Net Income           $0.13

      RAB states "from a strategic perspective, our Company's operating performance during the first half of Fiscal Year 1999 was in line with management's expectations."

      This is inconsistent with the statement made by RAB to the public on May 15, 1998.

         "Looking forward, we are pleased to report that AeroGo's order back log [SIC] going into the third quarter is very strong and we are beginning to realize certain post-acquisition efficiencies at Revere and Allegany. We are currently evaluating a number of acquisition candidates and hope to soon announce at least one transaction that should be completed before the end of our 1999 FY."

      Time proves that no efficiencies are ever affected. SISI, in fact suffers large charges for these acquisitions, which continue to the present.

      June 15, 1999
      Results for the third quarter of Fiscal Year 1999 ending April 30, 1999 are released, as follows:

             Revenues             $10.3 Million
             Operating Profit     (0.5)
             Net Income           (0.7)

      It is my opinion that in this stage of the deterioration of SISI, the Board should have removed RAB as CEO. The repeated inconsistencies between his forecasts and SISI's actual results reflect, in my view, that RAB was not able to create value for SISI shareholders. In any case, the Board should have moved aggressively to sell the company at that point.

      RAB also states in a public press release at this time that SISI will be profitable in 4Q99 (July).



---------------------
      1 For the nine months ending April 30, 2001, revenues were $31.8 Million. It would appear unlikely that SISI will report $250-$320 million of revenue in the three months ending July, 2001.

Exhibit A
---------



      July 30, 1999
      RAB forecasts the following 1999 results by sector:

                              Revenues          Operating Profit
                              ----------------------------------
             AeroGo           $11.0 M           $1.5 M
             SI-WSD           13.0              2.2
             Allegory         5.5               0.7
             RTI              21.0              1.1
                              ----              ---
                              $50.5             $5.5

      Did the Board really believe this? Cash flow from operations is forecasted at $4.5 million. The forecasted results do not occur.

      In late summer, 1999, CC learns that a company listed on a US exchange (Measurement Specialties, Inc. "MS") may have an interest in merging or acquiring SISI. J. Carlo Cannell ("JCC") of CC initiates contact with the Chairman and CEO of MS, Joseph Mallon, Jr. ("Mallon"), and has numerous discussions regarding SISI, MS and the terms of a possible transaction. Mallon meets you in August.

      August 25, 1999
      Mallon sends you a letter stating MS's desire to acquire SISI. He requests further information regarding SISI.

      August 26, 1999
      CC sends a letter to the Boards of SISI and MS stating that it is "prepared to assign its voting rights in SISI to MS."

      September 22, 1999
      CC faxes to all SISI board members an offer to sell to members of the board for $4.50 per share (blocks of 20,000 or more) shares in SISI held by CC. Only Edward Alkire, Secretary of SISI, responds. He is not interested. This puzzles CC since Board members of SISI have told CC that SISI stock is worth over $20 per share.

      September 23, 1999
      Mark Stern, President of Allegany Technology, Inc., a recent SISI acquisition, and Judith Stern, his wife, serve SISI with their letters of resignation. The letters, in our opinion, detail mismanagement of SISI shareholder assets by RAB. The SISI Board does not remove RAB as CEO.

      September 24, 1999
      JCC, RAB, Mallon, and Kirk Dischino, CFO of MS, meet in Seattle to discuss further the merits of a possible transaction.

      RAB makes the statement that "to the best of his recollection" as of a year ago the estimate for EPS for SISI FY99 was $0.28. RAB's recollection was not accurate.

      RAB delivers to Mallon and JCC new financial forecasts as follows:

                                                Operating   Net
                  (FY July)   Revenues          Profit      Income
                  ------------------------------------------------------
                  1999        $44.7 M           1.6 M       (0.2) M
                  2000        $46.6             4.9         1.9

Exhibit A
---------



      This (2000) forecast assumes savings from the following line items:

      COGS        $8.1 Million
      G & A       2.5
      R & D       0.9
      Tax         0.4

      RAB concludes with a 2000 EBITDA estimate of $6.7 million. Were MS to acquire SISI, it would seek the following valuation metrics. RAB assumes an EBITDA multiple of eight.

      $6.7 Million      2000 EBITDA Estimate
      +1.2              Operating Expense Savings from Combo
      ----
      7.9 Million

      7.9 x 8.0 = $63.4 Million.

      Less $17 Million in Debt, this translates to $11.50 per common share.

      JCC made the point that net income or operating profit is a more appropriate benchmark than EBITDA. MS had no debt.

      MS's offer to SISI represented a 50% to 100% premium to SISI's recent average price of $3 per share. Mallon states that he is prepared to make this offer to the Board of SISI and that the mix would be mostly in stock.

      RAB claims that SISI is "not for sale" and that the Board will reject the offer as put forth by MS in Seattle that day. He further claims that three companies other than MS have contacted him about buying SISI. RAB says that he could get $13+ per share shortly.

      I believe that you and the Board were remiss in not considering the fair and reasonable offer of MS and the three other parties who were allegedly courting SISI (Parties were never disclosed). $5.25 was the mid-point of the 50% to 100% premium discussed with RAB and JCC in Seattle. SISI closed at $2.18 on December 31,1999. Assuming a close on that date at the above price, each share of SISI could have been exchanged into .5 shares of MS stock, the return to shareholders to the present would have been 287% and 584% at the peak valuation of MS on November 6, 2000.

      Instead, the return of CC from its investment in SISI has been negative
      33%.

      Let me summarize for you the actions of the SISI Board with which I take the greatest umbrage.

      (A)   Rick A. Beets ("RAB"), CEO

      Shareholders of SISI rely on the CEO to effect and enhance the strategy of the Company as pronounced by the Board.

      I believe that RAB has failed to implement an effective consolidation strategy and through his actions, has alienated both the management of acquisition candidates and also the management of acquisitions completed by SISI. Mark and Judith Stern, the founders of SISI division Allegany have, for example, attributed their recent resignation to RAB in a detailed letter to you. I understand that other line managers have also submitted letters of resignation as a result of their dissatisfaction with RAB. In my opinion, RAB is a negative agent for enhancing shareholder value. Yet at the August 1999 meeting of the Board of Directors, many of the Board members voiced their support of RAB. In my

Exhibit A
---------



      opinion, the Board of SISI is breaching its fiduciary responsibility to SISI's shareholders by appointing and maintaining RAB as CEO.

      (B) In my opinion, RAB and the Board of SISI have disseminated inaccurate information about SISI accounts receivables, inventory sales forecasts and acquisition backlog.

      On May 22, 1998, RAB sent to CC a fax that declared that two acquisitions, PSI (Denver, CO) and Hovair (Seattle, WA) were both to close in June of 1998. These acquisitions never closed.

      In my opinion, the revenue forecast made by RAB at the 1999 Cruttenden Roth Growth Conference was also inaccurate.

      Company MS made what I believe was a fair and reasonable offer for SISI, a company which has repeatedly failed to meet forecasts and whose CEO has alienated line managers. In my opinion, the offer should have been presented to shareholders.

      In my opinion, SISI lacks the following:

      o   Valid currency to affect its consolidation strategy
      o   Capable CEO
      o   Flexible balance sheet
      o   Credibility with Wall Street

      At best, SISI is a "Walking Dead" micro-cap stock that is unlikely to "awaken." Given its current balance sheet stress for the quarter ended April 30, 2001 - debt to equity of 2.5; inventory turns of 2.4; working capital of $.56 MM; and lack of effective leadership - something must be done and done now.

      Late last year I had occasion to speak with the Chairman of MS again. He agreed that there still is value in SISI and that he believed that he could increase that value through the means that he detailed in his thoughtful presentation to RAB and myself in 1999 in Seattle. This month he again suggested as much.

      It is past time for you and the rest of the SISI Board to make the hard decisions needed to protect your shareholders. Accordingly, I call for a special meeting of shareholders to appoint a special Board committee headed by Bryant Riley to evaluate ways to increase shareholder value.

      Sincerely,

      /s/ J. Carlo Cannell

      J. Carlo Cannell
      Managing Member



      CC:   Joe Mallon, Measurement Specialties, Inc.
            Geoffrey Lewis, Optima Fund Management